March 31, 2023

VIA EDGAR

Andrea Ottomenelli Magovern, Assistant Director

Asent Parachkevov, Branch Chief

Timothy Worthington, Senior Counsel

David Manion, Senior Staff Accountant

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SLR Private Credit BDC II LLC

Registration Statement on Form 10

Filed on February 1, 2023 (File No. 000-56518)

Dear Ms. Magovern and Messrs. Parachkevov, Worthington and Manion:

On behalf of SLR Private Credit BDC II LLC (the “Company”), set forth below are the Company’s responses to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 2, 2023 and the written legal comments provided by the Staff to the Company on March 3, 2023 with respect to the Company’s registration statement on Form 10 (File No. 000-56518), filed with the Commission on February 1, 2023 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. When revisions to the Registration Statement are referenced in the below responses, such revisions have been included in Amendment No. 1 to the Registration Statement, filed concurrently herewith. Capitalized terms used herein are defined in the Registration Statement.

Accounting Comments

1.

Comment: The Staff notes the disclosure at the top of page 13 of the Registration Statement regarding the Adviser’s ability to waive or reduce the Management Fee and potentially recoup the Management Fee to which the Adviser is entitled in a subsequent period. Please add to this disclosure that any recoupments would be conditioned on the Company’s expense ratio at the time of recoupment, but after giving effect to such recoupment, being equal to or less than the expense ratio at the time of the waiver.

Response: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 13 of the Registration Statement in response to the Staff’s comment.

2.	Comment: Please consider providing graphical examples to demonstrate the operation of the incentive fee as is typical in registration statements filed by business development companies.

March 31, 2023

Response: The Company respectfully advises the Staff that it does not believe that it is necessary to add graphical examples to demonstrate the operation of the incentive fee in the Form 10 because the incentive fee disclosure matches the description of the incentive fees in the Company’s Investment Management Agreement and Limited Liability Company Agreement, both of which have already been executed after being approved by the Company’s independent directors and unitholder. The incentive fees were also discussed at length with representatives of the Access Fund and their counsel.

The Company further advises the Staff that examples demonstrating the operation of the incentive fee are not required by Form 10. The purpose of the Form 10 is to register the Company’s common Units under the Securities Exchange of 1934. The Form 10 is not an offering document and it does not require the inclusion of the incentive fee examples.

3.

Comment: The Staff notes the disclosure on page 15 of the Registration Statement regarding the Adviser’s ability to waive or reduce the Pre-Exchange Listing Incentive Fee or Post-Exchange Listing Incentive Fee and potentially recoup the Pre-Exchange Listing Incentive Fee or Post-Exchange Listing Incentive Fee to which the Adviser is entitled in a subsequent period. Please add to this disclosure that any recoupments would be conditioned on the Company’s expense ratio at the time of recoupment, but after giving effect to such recoupment, being equal to or less than the expense ratio at the time of the waiver.

Response: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 16 of the Registration Statement in response to the Staff’s comment.

4.

Comment: The Staff notes the disclosure on page 16 of the Registration Statement regarding the Administrative Coordinator’s ability to waive or reduce the Pre-Exchange Listing Administration Fee and potentially recoup the Pre-Exchange Listing Administration Fee to which the Administrative Coordinator is entitled in a subsequent period. Please add to this disclosure that any recoupments would be conditioned on the Company’s expense ratio at the time of recoupment, but after giving effect to such recoupment, being equal to or less than the expense ratio at the time of the waiver.

Response: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 16 of the Registration Statement in response to the Staff’s comment.

5.

Comment: The Staff notes that the disclosure on page 20 of the Registration Statement indicates that any amount in excess of the Operating Expense Cap for any fiscal year will be paid by the Adviser. Can any of these amounts be subject to recoupment? Please confirm. If so, please add disclosure that any recoupment must occur within three years of the date of the applicable waiver and that any recoupments would be conditioned on the Company’s expense ratio at the time of recoupment, but after giving effect to such recoupment, being equal to or less than the expense ratio at the time of the waiver.

March 31, 2023

Response: The Company confirms to the Staff that any Company expenses paid by the Adviser in excess of the Operating Expense Cap for any given fiscal year are not subject to recoupment.

6.

Comment: Please add disclosure to page 20 of the Registration Statement that provides an estimate of the Company’s organizational and offering expenses and how such expenses are accounted by the Company.

Response: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 21 of the Registration Statement in response to the Staff’s comment.

7.

Comment: The Staff notes that the disclosure on page 24 of the Registration Statement regarding the use of leverage and requests that the Company add an illustrative table on the effects of leverage that conforms with the requirements of Item 8.3.b of Form N-2.

Response: The Company respectfully declines to comply with this comment. Given the fact that the Form 10 registration statement does not require such disclosure, such disclosure has not typically been included in the Form 10 registration statements of other private unlisted business development companies, the Form 10 registration statement is not an offering document, and the sophisticated nature of the Company’s investors (i.e., not retail investors), the Company does not believe it is necessary to include such disclosure.

8.	Comment: Please confirm that the disclosure in the table under Item 4. Security Ownership of Certain Beneficial Owners and Management is correct.

Response: The Company confirms to the Staff that the disclosure in the table under Item 4. Security Ownership of Certain Beneficial Owners and Management is correct.

9.

Comment: The Staff refers to the audited financial statements included in the Registration Statement and believes that the following disclosure is missing from the notes to the audited financial statements: (i) discussion of the accounting of organizational expenses, including a discussion of the potential repayment of any amounts to the Adviser; and (ii) discussion of the various potential waivers and recoupments by the Adviser of the Management Fee, the Pre-Exchange Listing Incentive Fee, the Post-Exchange Listing Incentive Fee and the Pre-Exchange Listing Administration Fee. Moreover, the Staff believes that “Note 3. Material Agreements and Related Party” should have included a more robust discussion of all the related party and expense arrangements that are disclosed in the Registration Statement. Any changes in response to this comment may be addressed in the Registration Statement without amending the audited financial statements.

Response: The Company respectfully believes that it properly disclosed the accounting treatment of organizational expenses within Notes 2 and 3 to its audited financial statements. However, the Company acknowledges the Staff’s comment and believes that the additional disclosures added to the Registration Statement in response to comments #1, 3, 4 and 6 above address this comment # 9 as well.

March 31, 2023

Legal Comments

Explanatory Note

1. Comment: The first paragraph of the Explanatory Note states that the purpose of the Form 10 filing is to permit the Company to file its BDC election because the Company does not wish to be “constrained” by Section 3(c)(1) and 3(c)(7) under the Investment Company Act of 1940 (the “Act”). Please explain supplementally what constraints would be placed on the Company if it remained a private fund instead of electing BDC status or revise the statement.

Response: The Company acknowledges the Staff’s comment and has revised this disclosure in response to the Staff’s comment.

2. Comment: Within the Explanatory Note on page one, under the bolded language detailing why the investment might be considered speculative, please also provide the following bullet point disclosures:

a.	The Units are not currently listed on an exchange;

b.	Repurchases of Units by the Company, if any, are expected to be very limited;

c.

The amount of distributions that the Company may pay, if any, is uncertain; the Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company’s performance (e.g., waiver of management and incentive fees); and,

d.

The corresponding risks of capital being returned through distributions (e.g., that this may reduce an investor’s adjusted tax basis in the Units, thereby increasing the investor’s potential taxable gain or reducing the potential taxable loss on the sale of Units).

Response: The Company acknowledges the Staff’s comment and has added the requested disclosure in response to the Staff’s comment.

Summary Risk Factors

3. Comment: The second bullet in the section states that the Company may make investments in “nonperforming loans.” Please disclose if such investments may include defaulted or partially defaulted loans. If applicable, please disclose the corresponding risks associated with such investments.

Response: The Company acknowledges the Staff’s comment and has revised this disclosure in response to the Staff’s comment. The Company also advises the Staff that more robust disclosure regarding the risks associated with non-performing loans is included under “Item 1A. Risk Factors – General Risks Related to Investment Strategy” of the Registration Statement.

March 31, 2023

4. Comment: In the “General Risks Related to the Company” subsection, the eleventh bullet states that it is expected that a “majority” of the Company’s investments will not have market quotations available. To the extent the Company expects that the statement will apply to substantially all of its investments, please so disclose, along with a brief statement describing associated risks.

Response: The Company acknowledges the Staff’s comment and has revised this disclosure in response to the Staff’s comment.

5. Comment: In the “Risks Related to RICs and BDCs” subsection, the last bullet point states that a BDC must carry investments at fair market value. Please explain supplementally why this is considered a risk associated with the Company’s election to be regulated as a BDC.

Response: The Company respectfully advises the Staff that because the Company has elected to be regulated as a BDC, it must fair value its investments on a quarterly basis, which is a process that has inherent uncertainties. If the Company had not elected to be regulated as BDC, it would not necessarily be required to fair value its investments on a quarterly basis and, thus, potentially would not be subject to the inherent uncertainties of the fair valuation process. In addition, the Company has deleted the referenced bullet point in response to the Staff’s comment.

6. Comment: In the “Other Risks Related to Portfolio Investments” subsection, please summarize the principal risks associated with investments in PIK securities.

Response: The Company acknowledges the Staff’s comment and has revised this disclosure in response to the Staff’s comment.

Item 1 – Business

7. Comment: Please disclose in the appropriate subsection of Item 1 that under normal conditions, 80% of the Company’s assets will be invested in private credit for purposes of Rule 35d-1 of the Act. Please also describe what “private credit” means for purpose of complying with that test.

Response: The Company acknowledges the Staff’s comment and has added the requested disclosure in response to the Staff’s comment.

8. Comment: Within Item 1, subsection (a), pertaining to the “General Development of the Business” on page 6, the Company states that, “[t]o seek to achieve its investment objective, the Company expects to invest in directly originated cash flow loans issued to sponsor owned upper middle market companies [emphasis added]...” Please provide a plain English explanation of the type of issuers that would be considered “upper middle market companies”.

Response: The Company respectfully advises the Staff that it considers “upper middle market companies” to be companies that typically generate $25 million to $250 million or more of EBITDA, which is already disclosed on page 6 of the Registration Statement.

March 31, 2023

9. Comment: Please delete footnote 1 on page 6.

Response: The Company acknowledges the Staff’s comment and has deleted this disclosure in response to the Staff’s comment.

10. Comment: In the second paragraph of Item 1(c), the Company discloses that “[it] expects to primarily invest in non-investment grade debt instruments.” Please disclose these investments are known as “high yield”, “speculative”, and “junk.”

Response: The Company acknowledges the Staff’s comment and has revised this disclosure in response to the Staff’s comment.

11. Comment: In the same paragraph, the Company discloses that, “[t]he Company’s specialty finance investments will encompass asset-based lending [emphasis added] to asset-rich middle market companies in a variety of industries.” Please provide a brief, plain English explanation of “asset-based lending” and the how the origination criteria would be different from other types of lending activities.

Response: The Company acknowledges the Staff’s comment and has revised this disclosure in response to the Staff’s comment.

12. Comment: Within the same paragraph, the Company discloses that “[it] expects to co-invest with other vehicles managed by SLR...” Please clarify that you have received a co-investment order from the Commission that allows the Company to do so. The disclosure also states that there can be no assurance that the Company will be able to co-invest, “including as a result of legal restrictions and contractual restrictions.” In the appropriate sections of the registration statement, please clearly disclose the type of restrictions that may result in the Company potentially not receiving co-investment opportunities.

Response: The Company acknowledges the Staff’s comment and has revised this disclosure in response to the Staff’s comment.

13. Comment: Within Item 1(c), in “The Private Offering” subsection on page 9, the Company discloses that “Certain other investors may also invest directly in the Company.” Please elaborate on the types of investors who may invest directly in the Company. Within the same subsection, the disclosure states that “we expect each Feeder Fund will pass its voting rights ... through to the Feeder Fund LPs.” Please revise the disclosure to explain whether the organization documents will require pass-through voting.

Response: The Company advises the Staff on a supplemental basis that while its governing documents provide the ability for other investors to invest directly in the Company, it currently does not have any direct investors and it is not the Company’s primary objective to have direct investors. Therefore, the Company is not able to elaborate on the types of investors who may invest directly in the Company in the future. The Company has revised the disclosure in response to the Staff’s comment to include a cross-reference to “Item 11. Descripton of Registrant’s Securities to be Registered – Process for Required Approvals,” which the Company believes addresses the Staff’s comment regarding pass-through voting.

March 31, 2023

14. Comment: Within Item 1(c), in the “Term” subsection on page 11, the disclosure states that the Adviser may assign its rights and obligations under the Investment Management Agreement to an investment adviser “under common control with the Adviser.” Please revise the disclosure. Assignment to an affiliate that is considered under common control may still trigger a shareholder vote under Section 15 of the Act if there are changes in control persons (an entity may have multiple control persons).

Response: The Company acknowledges the Staff’s comment and has revised this disclosure in response to the Staff’s comment.

15. Comment: Please consider adding graphical illustrations of the calculation of management and incentive fees in the Item 1(c) sub-sections describing compensation to be paid to the Adviser. Please also consider:

a. Including a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section; and

b. Disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Response: The Company respectfully refers the Staff to its response to Accounting Comment # 2 above and reiterates that it does not believe that the requested disclosures need to be included in the Registration Statement.

16. Comment: In the sub-section titled “Incentive Fee” on page 13, the section discusses pre-listing and post-listing incentive fees. Please include examples, including graphical displays, of how such incentive fees are calculated.

Response: The Company respectfully refers the Staff to its response to Accounting Comment # 2 above and reiterates that it does not believe that the requested disclosures need to be included in the Registration Statement.

17. Comment: In the sub-section titled “Incentive Fee Waiver and Recoupment” on page 15, the disclosure states that the Adviser “will have the right to waive or reduce ... as well as recoup” incentive fees for any particular quarter. Please consider disclosing risks associated with waiving incentive fees for periods where net income includes substantial portions of PIK interest and deferring the collection of incentive fees to periods when a larger portion of interest income is received in the form of cash. Clarify whether the Adviser is obligated to reimburse the Company for incentive fees if the Company incurs losses or fails to receive deferred income which was previously accrued.

Response: The Company advises the Staff on a supplemental basis that it does not have a current intention to waive any incentive fees and has added disclosure to clarify this in response to Accounting Comment # 3 above. As a result, the Company does not believe it is necessary to add the requested disclosure to the Registration Statement.

March 31, 2023

18. Comment: Within Item 1(c), in the “Payment of our Expenses under the Investment Management Agreement” subsection beginning on page 18, the Company provides an enumerated list of costs and expenses that the Company will pay under the investment management agreement. For clarity, please follow this section with an enumerated list of categories of costs and expenses that will be borne by the Adviser.

Response: The Company respectfully advises the Staff that it does not believe that it is necessary or appropriate to create a list of costs and expenses that will borne by the Adviser since all the costs and expenses not in the enumerated list of the Company’s cost and expense responsibilities will be borne by the Adviser. The list provided in the Registration Statement is consistent with the cost and expense list that is included in the Company’s limited liability company agreement and in the Company’s investment management agreement with the Adviser. Moreover, representatives of the Access Fund reviewed and discussed with the Company’s representatives the Company’s cost and expense responsibilities prior to signing the Access Fund’s subscription agreement to invest in the Company.

19. Comment: Within the same section on page 20 in the last paragraph, the Company discusses Company Organization Expenses. Please include an estimate of these expenses. In addition, please also include discussion of the accounting for these expenses or a reference to where this information is discussed.

Response: The Company respectfully refers the Staff to its response to Accounting Comment # 6 above and reiterates that it has added the requested disclosure on page 21 of the Registration Statement in response to the Staff’s comment.

20. Comment: Within Item 1(c), in the “Investment Approach” subsection on page 21, the Company discloses that “[it’s] portfolio will consist of floating rate, first-lien senior secured loans, which have limited interest rate duration risk.” Please disclose in this section the expected maturity and duration of loans in which the Company will invest and include a plain English explanation of the concept of duration. For example, a portfolio with a duration of three years would decline approximately 3 percent if interest rates go up 1 percent.

Response: The Company acknowledges the Staff’s comment and has clarified the disclosure on page 21 of the Registration Statement in response to the Staff’s comment.

21. Comment: Within Item 1(c), in the “Leverage” subsection on page 24, the Company discloses that “In addition, the costs associated with our borrowings, including any increase in the management fee payable to the Adviser, will be borne by our Unitholders.” In this section, please clarify that the use of leverage will increase the management fee paid to the Adviser and the relevant conflicts of interest.

March 31, 2023

Response: The Company respectfully advises the Staff that the requested disclosure already appears on page 112 of the Registration Statement under “Item 7. Certain Relationships and Related Party Transactions, and Director Independence – Relationship with the Adviser and Potential Conflicts of Interest – Incentive Fee; Use of Leverage.” As a result, the Company has added an appropriate cross-reference in the “Leverage” subsection within Item 1(c) of the Registration Statement in response to the Staff’s comment.

22. Comment: Within the same section, please include examples of leverage the Company will use.

Response: The Company has added the requested disclosure on page 24 of the Registration Statement in response to the Staff’s comment.

23. Comment: Within Item 1(c), in the “Taxable Subsidiaries” subsection on page 43, please provide the disclosures requested below. Please note that “subsidiary,” when used in the comments below, refers to an entity (regardless of whether or not the Company set up the entity) that (1) is primarily controlled by the Company (as defined below); and (2) primarily engages in investment activities in securities or other assets. With regard to any subsidiary of the Company, please disclose that:

a. The Company will comply with the provisions of the Act governing capital structure and leverage (Section 61) on an aggregate basis with the subsidiary so that the Company treats the subsidiary’s debt as its own.

Response: The Company has added the requested disclosure on page 25 of the Registration Statement in response to the Staff’s comment. In addition, the Company respectfully refers the Staff to its response to Legal Comment # 23.b below.

b. Any investment adviser to the subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company’s and the subsidiary’s investment advisory agreements may be combined.

Response: The Company advises the Staff on a supplemental basis that the subsidiaries noted in the above-referenced disclosure are not expected to be parties to advisory or management contracts with either third-party or affiliated investment advisers, including the Adviser. While the Company itself may agree to serve as collateral manager for a wholly-owned subsidiary formed for an on-balance sheet financing arrangement, as is common among other business development companies, the Company does not believe that any such collateral management agreement would fall within the scope of Section 15 under the 1940 Act, as no such wholly-owned subsidiary would itself be either a registered investment company or business development company under the 1940 Act. The Company further confirms to the Staff that it would generally expect to file any credit agreement pertaining to such financing arrangements as an exhibit to its periodic reports required under the Securities Exchange Act of 1934.

March 31, 2023

c. The subsidiary complies with provisions relating to affiliated transactions and custody (Section 57). Also, please identify the custodian of the subsidiary.

Response: The Company has added the requested disclosure on page 25 of the Registration Statement in response to the Staff’s comment. The Company further notes that it would expect to subject any assets held by its wholly-owned consolidated subsidiaries to compliance with the Company’s own custody requirements as a business development company under the 1940 Act.

d. The subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a Company that invests in a subsidiary should reflect aggregate operations of the Company and the subsidiary.

Response: The Company respectfully advises the Staff on a supplemental basis that the description of the Company’s principal investment strategies and investment risks includes any of its wholly-owned subsidiaries’ principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company.

e. “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. If, however, the Company will only invest through wholly-owned Subsidiaries, disclose that the Company does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Company. “Primarily controlled” means (1) the Company controls the unregistered entity within the meaning of Section 2(a)(9) of the Act , and (2) the Company’s control of the unregistered entity is greater than that of any other person.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff on a supplemental basis that it currently does not know if it will create or acquire any entities over which the Company has primary control but which is not wholly-owned by the Company. As a result, the Company does not believe that any additional disclosure should be added to the Registration Statement in response to this comment.

f. Please also confirm in correspondence that: (1) if the subsidiary is wholly-owned, the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table requested below; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to

March 31, 2023

designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder; and (4) whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not?

Response: The Company respectfully refers the Staff to its response to Legal Comment # 23.b above, which notes that the Company does not expect any such wholly-owned subsidiary to be a party to an advisory or management contract with either a third party or affiliated investment adviser, including the Adviser. The Company further confirms that operating expenses associated with such wholly-owned subsidiaries will be reflected in the appropriate line item in any fee table that the Company may in the future be required to disclose. The Company confirms that any wholly-owned subsidiary, if organized by the Company and operating outside the United States, will designate an agent for service of process in the United States. The Company confirms that any wholly-owned subsidiary will agree to inspection by the Staff of such subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder. The Company confirms to the Staff that the financial statements of such wholly-owned subsidiary organized by the Company will be consolidated with those of the Company for financial statement reporting purposes in accordance with U.S. generally accepted accounting principles.

24. Comment: Within Item (c), in the “Debt Instruments” subsection on page 43, the Company discusses the use of OID and PIK securities.

a. Within that subsection, please explain what OID and PIK securities are in plain English.

b. Where applicable in the registration statement, explain that the use of PIK and OID securities may provide certain benefits to the Adviser including increasing management fees and incentive compensation.

Response: The Company advises the Staff on a supplemental basis that the referenced disclosure on page 44 of the Registration Statement is focused on the tax consequences of investing in instruments with PIK or OID. The Company notes that a more fulsome discussion of OID and PIK securities, including the risks associated with investing in such securities, is discussed under “Item 1A. Risk Factors – Other Risks Related to Portfolio Investments – Zero-Coupon bonds, Deferred Interest Rate Bonds and Payment-In-Kind Securities” on page 88 of the Registration Statement. Thus, the Company has added an appropriate cross-reference on page 44 of the Registration Statement.

March 31, 2023

Item 1A – Risks

25. Comment: The “Due Diligence” risk disclosure on page 57 includes a discussion of preferred units. Please supplementally confirm that the Company will not issue preferred units within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Response: The Company confirms to the Staff on a supplemental basis that the Company will not issue preferred units within one year of the effective date of the Registration Statement.

26. Comment: Within the “Valuation of Illiquid Assets” risk on page 64, the disclosure states that “the securities or other assets that the Company seeks to sell or acquire via cross trade ... may be illiquid and difficult to value, therefore there can be no assurance that such valuation will be accurate.” Please explain supplementally how such cross trades will be structured to comply with Section 57 of the Act. We may have additional questions. In addition, in the subsection addressing conflicts of interest (on page 104), the Company has included a number of disclosures that do not appear appropriate for a regulated fund; for example, the disclosure states that “all conflicts of interest will be resolved by the Adviser in its sole discretion,” that the Company may “sell” or “pledge” assets to the Adviser, and other similar statements. Please review this section and revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has deleted the referenced disclosure on pages 65 and 105 of the Registration Statement.

Item 4 – Security Ownership of Certain Beneficial Owners and Management

27. Comment: There appears to be a discrepancy between footnote 2 and the table. Footnote 2 indicates there are 40 units outstanding, while the table indicates there are 80 units outstanding. Please revise accordingly.

Response: The Company respectfully advises the Staff on a supplemental basis that the disclosure in the referenced table is accurate. As explained in footnote 3 to the table, as of February 1, 2023, there were 40 Units outstanding and all of which were held by SLR Capital Partners, LLC. Both Michael Gross and Bruce Spohler are managing members of SLR Capital Partners, LLC, and, as a result, may each be deemed to indirectly beneficially own the 40 Units held by SLR Capital Partners, LLC.

Item 7 – Certain Relationships and Related Transactions, and Direction Independence

28. Comment: Within the “Administration Services” subsection on page 103, the Company writes that “Pursuant to the Investment Management Agreement, the Company will pay the Administrative Coordinator the Pre-Exchange Listing Administration Fee for its services.” Please disclose how such fees will be calculated.

Response: The Company acknowledges the Staff’s comment and has added a cross-reference on page 104 of the Registration Statement to the description of the calculation of the Pre-Exchange Listing Administration Fee in “Item 1(c) Description of Business – Administration Fees and Expenses – Pre-Exchange Listing Administration Fee.”

March 31, 2023

29. Comment: The “Co-Investments” subsection on page 110 discloses that amounts paid to Service Providers will not be considered “Transaction Fees”. Please explain supplementally whether any affiliates of the Adviser may be engaged as Service Providers and receive portfolio company fees as a result. Please ensure that associated conflicts of interest and risks are adequately disclosed and that the subsection is consistent with the terms of the Company’s co-investment order.

Response: The Company advises the Staff on a supplemental basis that if any affiliates of the Adviser are engaged as a Service Provider, any fees paid to such Service Provider would be in compliance with the Investment Company Act of 1940, as amended, and the conditions of the Company’s co-investment order. The Company has also added disclosure in response to the Staff’s comment on page 110 of the Registration Statement.

30. Comment: Within the subsection, “Certain Potential Conflicts Relating to Expenses” on page 111, the Company writes “the determination of whether an expense... is appropriately borne by the Company or the Adviser often cannot be resolved by reference to a pre-existing formula and will require the exercise of discretion, and the Adviser will be subject to conflicts of interest in making such determinations.” The disclosure appears inconsistent with Section 15(a)(1) of the Act, which requires that the Investment Management Agreement “precisely describe all compensation to be paid thereunder.” Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 111 of the Registration Statement in response to the Staff’s comment.

Item 10 - Recent Sales of Unregistered Securities

31. Comment: Please supplementally confirm whether the January 18, 2023 purchase of 40 Units by an affiliate represent the only outstanding Shares of the Company.

Response: The Company confirms to the Staff on a supplemental basis that as of the date of the filing of the Registration Statement on February 1, 2023, the January 18, 2023 purchase of 40 Units by an affiliate represented the only outstanding Units of the Company.

Item 11 – Description of Registrant’s Securities to be Registered

32. Comment: In the “Default Provisions” subsection on page 117, the disclosure states that if a Unitholder fails to make a capital contribution when due, under the LLC Agreement, a defaulting Unitholder may “forfeit a substantial portion of its Units” and that such Unitholder’s Units may be transferred to a third party for a price that is less than the NAV of such Units. Please provide your detailed legal analysis as to how such actions would be consistent with Section 23 of the Act.

Response: The Company has deleted the referenced disclosure in response to the Staff’s comment on page 117 of the Registration Statement.

March 31, 2023

However, the Company respectfully advises the Staff on a supplemental basis that the referenced disclosure summarizes the contractual default provision included in the Company’s LLC Agreement, which was reviewed and signed by the Access Fund. By subscribing to purchase the Company’s Units, the Access Fund agreed to the default provisions included in the LLC Agreement. The Company respectfully advises the Staff that it believes that Section 23 of the Investment Company Act of 1940 is not implicated in this case because the potential forfeiture of a percentage of the Defaulting Member’s units (a) operates as a liquidated damages provision, (b) would not result in the Company paying out cash from its assets, and (c) all of the Company’s unitholders are treated the same with regard to this provision.

Section 23 generally prohibits all purchases by a business development company of its own securities unless such purchases fall within a limited number of exceptions. This default provision is intended to operate as a liquidated damages provision because the damage to other unitholders resulting from a default by the Defaulting Member is both significant and not easily susceptible to precise quantification. The Company respectfully advises the Staff that private business development companies, such as the Company, commonly include similar default provisions in their governing agreements that operate as liquidated damages provisions and do not result in such business development companies paying out cash from their assets. These private business development company precedent default provisions often provide for a percentage of the defaulting unitholder’s units to be automatically forfeited or automatically transferred on the Company’s books, without any further action being required by the parties, to all other unitholders (other than the defaulting unitholder) pro rata in accordance with the number of units held, in each case as permitted by applicable law. To the extent Section 23 is implicated in such cases, any potential forfeiture or transfer of units applies to all investors and is not selective because such remedy is agreed to by each investor.

To the extent Section 23 is implicated in this case, the Company respectfully advises the Staff that the Defaulting Member remedies included in the LLC Agreement are aligned with the principles of Section 23. As these remedies are included in the LLC Agreement entered into by the Access Fund at the time of its commitment, the Company’s unitholder has been provided with notice of the Defaulting Member remedies and is fully informed of the potential for such remedies to be employed.

Item 13 – Financial Statements and Supplementary Data

33. Comment: The section appears to be missing discussions of accounting for organization and offering costs, related recoupment by adviser, and other recoupment related to administrative agreement and advisor agreement. Please revise accordingly.

Response: The Company respectfully reiterates its responses to Accounting Comments # 1, 3, 4 and 6 above.

March 31, 2023

Item 15 – Financial Statements and Exhibits

34. Comment: Please attach as exhibits finalized copies of the LLC Agreement and the Investment Management Agreement.

Response: The Company acknowledges the Staff’s comment and has attached as exhibits finalized copies of the LLC Agreement and the Investment Management Agreement to Amendment No. 1 to the Registration Statement.

Index to Financial Statements

35. Comment: Within the first paragraph of the subsection titled “Organization and Offering Expenses” on page F-6, the Company writes that “Initial offering costs will be deferred and offset against paid-in capital when called and funded.” Please note that accounting for these expenses should be discussed in the financial statements, including how such costs are accounted for, repayment of any amounts to the advisor, and recoupment provisions and limitations.

Response: The Company respectfully reiterates its response to Accounting Comment # 9 above.

36. Comment: Within Note 3 on Page F-7, please include a discussion of related party expense arrangements, and expenses subject to waivers and recoupment by the adviser.

Response: The Company respectfully reiterates its response to Accounting Comment # 9 above.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 625-3838.

Sincerely,

/s/ Vlad Bulkin
Vlad Bulkin

cc:	Michael Gross / SLR Private Credit BDC II LLC

Bruce Spohler / SLR Private Credit BDC II LLC

Richard Peteka / SLR Private Credit BDC II LLC